March 24, 2025

Allison Swartz
General Counsel
Progyny, Inc.
1359 Broadway
New York, NY 10018

       Re: Progyny, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-39100
Dear Allison Swartz:

         We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Financial Statements
Note 2. Revenue Recognition, page 71

1. Your disclosure indicates that the sources of consideration from your revenue contracts are all variable. Please expand your disclosures to state how you estimate the variable consideration, and whether the estimate is constrained. Refer to ASC 606-10-
       25-2(e) and 606-10-32. Tell us how you determined that it was probable that you will collect substantially all of the consideration to which you are entitled under your revenue contracts. See ASC 606-10-55-3A through 55-3. Finally, provide the disclosures required by ASC 606-10-50-17 and 50-20.
Note 2. Accounts Receivable and Allowance for Doubtful Accounts, page 73

2. We note that your allowance for doubtful accounts is material in relation to your accounts receivable balance. Tell us and revise your disclosures to address the estimates and assumptions underlying your determination of the allowance as well as your write-off policy. Identify the point in time at which you (i) provide an allowance and (ii) write off a receivable, including the extent to which your allowance and write-
       offs are made on a specific versus general basis. Given your allowance for doubtful accounts represents approximately 20% of your gross accounts receivable balance,
 March 24, 2025
Page 2

       please revise your disclosures to explain the underlying factors that result in the allowance, including whether potential collectability issues associated with your accounts receivable are due to the nature of your customers, the nature of your products or other factors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-
3691 if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services